Exhibit 99.1

28 August 2024

PureTech Health plc

Results of Annual General Meeting on 13 June 2024 – Update Statement

In accordance with Provision 4 of the UK Corporate Governance Code, PureTech (“PureTech” or the “Company”) today provides an update in respect of the results of its Annual General Meeting (AGM) held on June 13, 2024. While all resolutions were approved by shareholders, more than 20% of votes were cast against Resolutions 2, 3, 4 and 8, relating to the Directors’ Remuneration Report, the revised Remuneration Policy, related changes to the Performance Share Plan (“PSP”), and the re-election of John LaMattina as a Director, respectively.

Consistent with the Company’s commitment to maintaining ongoing, transparent dialogue with its shareholders, the Company has actively engaged with shareholders throughout the year and in the lead up to the AGM, primarily as part of finalizing a revised Remuneration Policy. Since the AGM, the Board has taken further steps to understand the views of shareholders. Specifically, the Company wrote to shareholders representing more than 70% of the Company’s issued share capital1 to offer engagement with the Chair of the Board. Following that initial outreach, meetings were held with shareholders representing more than 50% of issued share capital1 during the months of July and August. While there were a variety of topics discussed during these engagements, there was broad recognition from shareholders regarding the rationale for the changes made to the Remuneration Policy and the implementation of the previous policy, particularly in relation to the challenges the Company faces as a UK-listed business competing for talent in the US where its operations are based.

The Board would like to thank the shareholders who have engaged with the Company during this process. The Board will continue to engage openly and constructively with shareholders as it continues to develop the Company’s approach to governance, remuneration and reporting in the periods ahead.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to giving life to new classes of medicine to change the lives of patients with devastating diseases. The Company has created a broad and deep pipeline through its experienced research and development team and its extensive network of scientists, clinicians and industry leaders that is being advanced both internally and through its Founded Entities. PureTech’s R&D engine has resulted in the development of 29 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorization and a third (KarXT) that has been filed for FDA approval. A number of these programs are being advanced by PureTech or its Founded Entities in various indications and stages of clinical development, including registration enabling studies. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points.

For more information, visit www.puretechhealth.com or connect with us on X (formerly Twitter) @puretechh.

[1]	Based on the issued share capital as of March 31, 2024.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation those related to our future prospects, developments and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

PureTech

Public Relations

publicrelations@puretechhealth.com

Investor Relations

IR@puretechhealth.com

UK/EU Media

Ben Atwell, Rob Winder

+44 (0) 20 3727 1000

puretech@fticonsulting.com

US Media

Nichole Bobbyn

+1 774 278 8273

nichole@tenbridgecommunications.com